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212-530-5000 FAX: 212-530-5219

December 20, 2016

Mr. William H. Thompson, Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-4628

Re:	Cencosud S.A. Form 20-F for the Fiscal Year Ended December 31, 2015 Filed April 15, 2016 Form 6-K filed November 22, 2016 Form 6-K filed November 25, 2016 File No. 1-35575

Dear Mr. Thompson:

Thank you for your letter dated December 15, 2016 setting forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) on the Annual Report on Form 20-F (File No. 001-35575), filed April 15, 2016, the report on Form 6-K filed November 22, 2016 and the report on Form 6-K filed November 25, 2016, of Cencosud S.A. (the “Company”).

We write to respectfully request an extension until January 20, 2017 for the Company to respond to comments raised by the Staff in its comment letter dated December 15, 2016. The Company’s accounting team has reviewed the comments raised by the Staff internally and in consultation with their independent accountants, and given the accounting nature of the issues raised in the comment letter and the Company's accounting staff being occupied with year-end financial closing processes during the Company's high season, the Company and the independent accountants believe that such an extension will be required in order to be able to fully and properly respond to the issues raised in the comment letter.

If there is any additional information or materials that we might provide to assist the Staff, please contact me at (212) 530-5602 or mmottesi@milbank.com. Thank you very much for your consideration of this submission.

Sincerely,

/s/ Marcelo A. Mottesi

Marcelo A. Mottesi